Morgan, Lewis & Bockius LLP

101 Park Avenue

New York, New York 10178

October 25, 2012

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attention:	Loan Lauren P. Nguyen,

Special Counsel

Re:	Tsakos Energy Navigation Limited

Registration Statement on Form F-3

Filed September 21, 2012

File No. 333-184042

Dear Ms. Nguyen,

Thank you for your letter of October 17, 2012 and for your comments relating to the Registration Statement on Form F-3 (the “Registration Statement”) of our client, Tsakos Energy Navigation Limited (the “Company”), which was filed on September 21, 2012. The Company is submitting Amendment No. 1 to the Registration Statement (“Amendment No. 1”) simultaneously herewith. We have been requested by the Company to submit its response to your letter. Please find below your comments and the Company’s response (in bold) to each.

Registration Statement

Cover Page Calculation of Registration Fee Table

1.	We note that your Registration Statement on Form F-3 (File No. 333-159218), initially filed on May 13, 2009, went effective on July 14, 2009. We also note that the three-year period provided by Rule 415(a)(5) of the Securities Act of 1933 lapsed as of July 14, 2012 and that a replacement registration statement was not filed prior to the end of such three-year period as contemplated by Rule 415(a)(6) of the Securities Act of 1933. In this regard, we note that this registration statement was filed on September 21, 2012. Please confirm that you have not offered and sold any securities, and will not offer and sell any securities, pursuant to the above-referenced expired registration statement during the grace period provided by Rule 415(a)(5) of the Securities Act of 1933. Refer to Securities Act Rules Compliance and Disclosure Interpretations Questions 212.22 and 212.26, available at http://www.sec.gov/divisions/corpfin/guidance/securitiesactrulesinterps.htm.

The Company confirms that it has not offered and sold any securities since July 14, 2012, and will not offer and sell any securities, pursuant to the expired Registration Statement on Form F-3 (File No. 333-159218).

United States Securities and Exchange Commission

October 25, 2012

Prospectus Summary, page 5

2.	Please revise this section to disclose your revenues, net income or loss, total debt and total assets as of and for the years ended December 31, 2011, 2010 and 2009.

The Company has revised the disclosure on page 6 of Amendment No. 1 to include its revenues, net income, total debt and total assets as of and for the years ended December 31, 2011, 2010 and 2009.

3.	We note your disclosure on page 11 of your Annual Report on Form 20-F for the year ended December 31, 2011 that you were not in compliance with certain financial covenants contained in your loan and credit facility agreements. We also note that you were not in compliance as of June 30, 2012 as disclosed on page 12 of Exhibit 99.2 to your Form 6-K filed on September 14, 2012. Please revise this section to disclose the financial covenants that you need to maintain under your loan and credit facility agreements and detail your current compliance therewith as of the most recent measurement date. Additionally, to the extent that you have obtained any waivers, please briefly summarize such waivers.

The Company has revised the disclosure on pages 6 and 7 of Amendment No. 1 in response to this Comment.

Description of Securities We May Offer, page 10

Purchase Contracts, page 22

4.	We note your disclosure that you may issue purchase contracts for the purchase or sale of commodities. Please explain to us what plans you have for issuing purchase contracts for commodities. In your response, please describe to us the commodities involved. Alternatively, please revise this section to remove all references to commodities.

The Company has revised the disclosure on page 24 of Amendment No. 1 to remove all references to purchase contracts for commodities.

Selling Shareholders, page 33

5.	We note that you appear to be relying upon Rule 430B of the Securities Act of 1933 to omit certain information regarding the selling shareholders from this registration statement. Please confirm that you satisfy all of the conditions of Rule 430B(b)(2) of the Securities Act of 1933 and revise this section to disclose the information required by Rule 430B(b)(2)(iii) of the Securities Act of 1933.

United States Securities and Exchange Commission

October 25, 2012

The Company confirms that it satisfies all of the conditions of Rule 430B(b)(2) under the Securities Act of 1933. The Company has revised the disclosure on page 35 of Amendment No. 1 to indicate, pursuant to Rule 430B(b)(2)(iii), that the securities that may be sold by selling shareholders were purchased directly from the Company, acquired in the open market or were the subject of equity awards under its incentive plans, in each case, prior to the date of the initial filing of the Registration Statement.

Plan of Distribution, page 34

6.	Please revise this section to state that the selling shareholders may be deemed underwriters.

The Company has revised the disclosure on page 36 of Amendment No. 1 to state that the selling shareholders may be deemed underwriters.

Item 9. Exhibits, page II-2

7.	Please confirm that in connection with any takedown and the offerings of securities pursuant to this registration statement you will file unqualified opinions of counsel no later than the closing date of the offering of securities covered by the registration statement.

The Company confirms that, in connection with any takedown and the offerings of securities pursuant to the Registration Statement, it will file unqualified opinions of counsel no later than the closing date of the offering of securities covered by the Registration Statement.

Exhibit 5.1

3. Assumptions, page 2

8.	Please have counsel delete the assumptions contained in clauses (d), (e), (g), (h) and (k).

The Company is filing a revised Opinion of MJM Limited as Exhibit 5.1 to Amendment No. 1 to delete assumptions (d), (e), (g), (h) and (k) that were contained in the Opinion of MJM Limited filed as Exhibit 5.1 to the Registration Statement.

Please contact the undersigned at (212) 309-6050 if you have any questions regarding the foregoing.

Very truly yours,

/s/ Stephen P. Farrell

Stephen P. Farrell